Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 7, 2005

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

Summary of the note d’information (information notice) in relation to the share repurchase program to be submitted for the approval of the extraordinary and ordinary meeting of shareholders of April 21, 2005 (on notice of first call) or on April 29, 2005 (on notice of second call)

In application of article L.621-8 of the French Monetary and Financial Code (Code monétaire et financier), the French Autorité des Marchés Financiers (the “AMF”) approved this note d’information on April 1, 2005, under visa n° 05-202, in accordance with the provisions of articles 241-1 to 241-7 of the AMF’s General Regulations. This document has been prepared by the issuer and incurs the responsibility of its signatories. This visa does not imply the approval of the share buy back program nor an authentication of the accounting and financial methods used herein.

SUMMARY OF THE MAIN CHARACTERISTICS OF THE TRANSACTION

AMF Visa : n° 05-202 on April 1, 2005
Issuer: Technip
Listing of the shares: Eurolist by Euronext™ (« Eurolist »)
Type of securities: Technip shares (ISIN Code: FR 0000131708)

Maximum percentage of the authorized share capital that may be repurchased as authorized by the shareholders’meeting: 10% of the authorized share capital as of the date of this meeting, i.e., 2,413, 033 shares. Taking into account the 340,242 treasury shares (i.e., 1.14% of its share capital) that the Company holds directly or indirectly at this date, the maximum number of shares that may be bought by the Company would amount to 2,072,791 shares or 8.59% of its share capital.

Maximum purchase price per share: 200 euros
Minimum sale price per share: 100 euros
Objectives of the program in order of importance:

-

the allocation/sale of shares to employees or executives of the Company or companies within the group according to the terms and conditions provided by laws and regulations (in particular, in regards to employee profit sharing, stock option plans, and the free allocation or sale of existing shares);

-	the delivery of shares for payment or exchange in relation to external growth transactions;

-

creating a market for the shares, with the aim of ensuring the liquidity of the share, by a financial services intermediary pursuant to a liquidity agreement in conformity with a professional code of ethics of the AFEI approved by the French AMF;

-	the cancellation of shares;

-	the delivery of securities at the time of the exercise of the rights attached to transferable securities giving access to share capital.

Length of program: 18 months as from the extraordinary and ordinary meeting of shareholders of April 21, 2005 (on notice of first call) or on April 29, 2005 (on notice of second call)

The complete French version of the note d’information may be consulted on the AMF website (www.amf-france.org) or on the Company’s website (www.technip.com) and is available free of charge by request at the Company’s registered offices.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: April 7, 2005
	By:	/s/ Olivier Dubois Olivier Dubois Senior Executive Vice President Finance and Control